FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

82-1711

03 DEC 30 AM 7:21

FOSTER'S
GROUP
Inspiring Global Enjoyment

03045466

SUPPL

With Compliments

Fosters Brewing

77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

9 December, 2003

ASX Announcement

Further to the listing of Australian Leisure and Hospitality (ALH) on the Australian Stock Exchange on 7 November, 2003, Foster's Group Limited (Foster's) today confirmed that it will receive 35.25 million shares in ALH, purchased as a result of market stabilisation activity undertaken by the Global Co-ordinator to the Offer, Macquarie Equity Capital Markets Limited.

As outlined in the ALH Prospectus, the Global Co-ordinator could allocate up to 35.25 million shares in ALH (over and above the 317.25 million Shares otherwise available in the Offer) at the time of the IPO of ALH, by borrowing the shares from Foster's, and could ultimately satisfy the share borrowing by purchasing up to 35.25 million Shares in ALH on the ASX under market stabilisation arrangements at any time within 30 days following the listing of ALH on the ASX. Both of these events have since occurred.

The Global Co-ordinator and Foster's agreed that Foster's would receive the proceeds of sale of any over-allocation Shares. Accordingly, the Global Co-ordinator will deliver to Foster's:

- 35.25 million shares in ALH purchased under the market stabilisation arrangements; and
- approximately $11.6 million, being the difference between the original institutional bookbuild sale price of $2.50 and the volume weighted average price paid under the stabilisation arrangements of $2.17.

The ALH shares must be held by a Foster's controlled entity until the date one year and 33 business days from 19 September 2003 (5 November 2004) on the escrow terms set out in the Prospectus.

During this period Foster's and its subsidiaries must not sell, transfer or otherwise dispose of the Shares, or do anything which would have the substantially same economic effect as those things, without the Global Co-ordinator's consent.

However, Foster's can sell, transfer or dispose of the Shares to a wholly owned subsidiary which has given escrow undertakings to the Global Co-ordinator equal to those of Foster's.

The Global Co-ordinator must consent to an early release if there is a takeover bid, scheme of arrangement or other reconstruction proposal that is recommended by the Board of ALH or otherwise becomes unconditional in circumstances where a person has a relevant interest in at least 50% of ALH.

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For further information contact:

Media
Nicole Devlin
Tel: +613 9633 2261
Mob: 0418 202 375

Investor Relations
Robert Porter
Tel: +613 9633 2560
Mob: 0407 391 829